UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company


Letter to RNS


Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 97,133,532 shares, now represents 12.12% of the issued ordinary share capital of Pearson plc. The registered holders of the shares are listed on the schedules attached to this fax. Letter from Pearson PLC Letter to Pearson plc
Dated 10 March 2003

                              SECTION 198 NOTIFICATION
                              Notification of Increase

This Notice is given by The Capital Group Companies, Inc, on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985. The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies. Share capital to which this relates:

               Ordinary Shares (801,645,307 shares outstanding)

          Number of shares in which the Companies have an interest:

                97,133,532

          Name(s) of registered holder(s):

               See Schedule B


As of 10 March 2003

Pearson plc

                                                        Number of    Percent of
                                                           Shares   Outstanding


The Capital Group Companies, Inc. ("CG") holdings      97,133,532       12.117%

Holdings by CG Management Companies and Funds;

-  Capital Guardian Trust Company                      62,705,880       7.822%

-  Capital International Limited                       11,708,348       1.461%

-  Capital International S.A.                           5,804,505       0.724%

-  Capital International, Inc.                          9,297,527       1.160%

-  Capital Research and Management Company              7,617,272       0.950%



                                   Schedule A


                      Schedule of holdings in Pearson plc
                              As of 10 March 2003

                         Capital Guardian Trust Company

Registered Name                                               Local Shares


Barclays Bank                                                    1,285,400

Mellon Nominees (UK) Limited                                     1,006,504

ROY Nominees Limited                                                45,100

HSBC Bank plc                                                       15,000

Deutsche Bank AG                                                     2,100

Citibank NA                                                         44,700

State Street Bank & Trust Co.                                       71,500

MSS Nominees Limited                                                98,400

Royal Bank of Scotland                                              29,600

Citibank London                                                  1,020,786

Bankers Trust                                                    2,791,000

Deutsche Bank Mannheim                                                 700

Midland Bank plc                                                12,194,900

BT Globenet Nominees Ltd                                           594,835

Chase Nominees Limited                                          25,707,859

Bank of New York Nominees                                        1,519,033

State Street Nominees Limited                                    9,246,171

Nortrust Nominees                                                7,032,292

                                              TOTAL             62,705,880

                                   Schedule B


                         Capital International Limited



Registered Name                                             Local Shares


State Street Bank & Trust Co.                                    247,500

Lloyds Bank                                                       37,100

Citibank NA                                                       23,500

Deutsche Bank AG                                                 680,036

HSBC Bank plc                                                    536,930

MSS Nominees Limited                                              91,200

KAS UK                                                            27,525

Bankers Trust                                                  1,220,958

Bank One London                                                  146,300

Mellon Bank N.A.                                                  48,316

Royal Bank of Scotland                                             8,100

Nortrust Nominees                                              1,808,064

Morgan Guaranty                                                  200,559

Barclays Bank                                                     55,100

Midland Bank plc                                                  74,500

Chase Nominees Limited                                         2,396,934

Northern Trust                                                   419,835

Bank of New York Nominees                                      3,221,429

State Street Nominees Limited                                    369,062

Clydesdale Bank plc                                               74,100

Citibank London                                                   21,300

                                                   TOTAL      11,708,348



                                   Schedule B


                           Capital International S.A.



Registered Name                                                  Local Shares


MSS Nominees Limited                                                   17,800

HSBC Bank plc                                                         173,000

Deutsche Bank AG                                                      138,752

Citibank NA                                                            12,000

RBSTB Nominees Ltd.                                                    18,027

Vidacos Nominees Ltd.                                                  44,090

Lloyds Bank                                                            85,800

National Westminster Bank                                              76,600

State Street Bank & Trust Co.                                          72,600

J.P.Morgan                                                            475,600

Royal Bank of Scotland                                              1,059,518

Morgan Stanley                                                         12,900

Nortrust Nominees                                                      11,300

Brown Bros.                                                            73,900

Citibank London                                                        27,000

Barclays Bank                                                         712,418

Midland Bank plc                                                      560,000

Credit Suisse London Branch                                            20,000

Chase Nominees Limited                                              2,109,237

State Street Nominees Limited                                          10,636

Bank of New York Nominees                                              93,327

                                                         TOTAL      5,804,505


                                   Schedule B

                           Capital International, Inc


Registered Name                                                  Local Shares


State Street Bank & Trust Co.                                         896,796

HSBC Bank plc                                                          26,800

Chase Manhattan Nominee Ltd                                            15,227

Bank of New York Nominees                                           1,094,490

Deutsche Bank AG                                                       93,000

Citibank NA                                                           245,857

RBSTB Nominees Ltd                                                     39,900

Citibank                                                               33,700

Royal Bank of Scotland                                                135,200

Nortrust Nominees                                                     817,698

Citibank London                                                       175,100

Bankers Trust                                                          51,500

Deutsche Bank Mannheim                                                 33,600

Chase Nominees Limited                                              2,489,740

State Street Nominees Limited                                       2,956,119

Midland Bank plc                                                      192,800



                                                   TOTAL            9,297,527

                                   Schedule B

                    Capital Research and Management Company


Registered Name                                                 Local Shares


State Street Nominees Limited                                        500,000

Chase Nominees Limited                                             7,117,272

                                                   TOTAL           7,617,272


                                   Schedule B




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  PEARSON plc

Date: 12 March 2003

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary